Exhibit 1

Stock Symbol: AEM (NYSE, TSX) Relations (416) 947-1212	For further information: Investor

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO-EAGLE PROVIDES AN UPDATE ON ITS NUNAVUT OPERATIONS IN ADVANCE OF THE MEADOWBANK MINE SITE VISIT

TORONTO (June 27, 2011) - Agnico-Eagle Mines Limited (“Agnico-Eagle” or the “Company”) is pleased to provide an update on the ramp-up of its Meadowbank mine and on recent exploration results from the Meliadine project.

Meadowbank Mine Update

Operations at the Meadowbank mine have fully recovered from the March fire which completely destroyed its kitchen and dining room canteen facilities.  As a result of the fire, staffing on the property was greatly reduced, although the mill continued to operate from the low grade stockpile.  A temporary replacement kitchen was airlifted to Meadowbank and installed in early April, after which full staffing, mining and construction activities resumed.  The permanent replacement kitchen has been ordered and will arrive this summer and will be completed by the end of this year.

Following a five day slowdown to tie in the new crusher, the permanent secondary crusher at Meadowbank is now operational and has started to process ore.  Final stages of commissioning are currently ongoing.  The additional crushing capacity should allow the mill to exceed its design throughput of 8,500 tonnes per day (“tpd”).

As a result of the staffing-related slowdown in April, and lower than expected grades due to dilution in the open pit, second quarter production at Meadowbank is expected to be approximately 60,000 ounces at total cash costs similar to those in the first quarter.  The dilution is the result of excessive movement of ore and waste during production blasts.  The blasting sequence is being modified to methods similar to those used at Pinos Altos and Kittila, where dilution is low and on plan.

As a result of expected increases in throughput and higher grades, the Company forecasts second half gold production at Meadowbank to be 50% higher than in the first half of 2011.  The Company is forecasting second half throughput of approximately 8,700 tpd at an average grade of approximately 3.8 grams per tonne (“g/t”).  On a per tonne basis, the Company anticipates

Meadowbank costs to decrease by approximately 15% in the second half of 2011 to approximately C$80 per tonne.  To date in June, the mill has averaged 8,554 tpd, availability has averaged over 91%, recoveries 93.9% and the grade has averaged 3.1 g/t.  Higher gold production should also result in significantly reduced total cash costs per ounce in the second half of 2011.

Company-wide production for the first half of 2011 is expected to be approximately 490,000 ounces with total cash costs of approximately $540-$570 per ounce.  The Company expects a significant improvement in both production and costs during the second half of the year, with overall production expected to increase by approximately 20%, and total cash costs per ounce expected to decline by a similar percentage.  The forecast improvement in operating results is largely dependent on Meadowbank achieving the expected 50% increase in production during the second half of the year.

“Despite a difficult start to 2011, our Meadowbank mine has made good progress in ramping up operations and adding additional processing capacity.  As we continue to work on optimizing mining operations in the open pit, we are in a very good position to significantly increase gold production and reduce unit operating costs in the second half of 2011” said Sean Boyd, Vice Chairman and Chief Executive Officer.  “As operations steadily improve at Meadowbank, our focus in Nunavut now turns to building value at our Meliadine project, where recent exploration results continue to expand the deposit.  As a result, we are developing a strategy for a significantly expanded exploration initiative that will include more drills and an accelerated installation of the underground ramp infrastructure.” added Mr. Boyd.

Meliadine Drilling Expands Gold Zones

As of December 31, 2010, Meliadine had probable reserves of 2.6 million ounces of gold (9,470,000 tonnes grading 8.54 g/t gold), all in the main Tiriganiaq zone.  In addition, the project had indicated gold resources of 8.8 million tonnes grading 5.2 g/t (or 1.5 million ounces), and inferred gold resources of 11.8 million tonnes grading 6.9 g/t (or 2.6 million ounces).

The Company’s 2011 exploration program at Meliadine is aimed at expanding and defining the six known deposits on the property.  Drilling is focused on further resource conversion, extending the known zones of mineralization, geotechnical and condemnation drilling to assist in finalizing infrastructure location and on regional exploration.  To date, 40,000 metres of a planned 90,000 metres have been drilled.

Drilling on the Wesmeg zone, discovered in 2010 and located approximately 400 metres south of the main high grade Tiriganiaq Zone, continues to encounter mineralization outside of the currently known resource envelope.  The most recent drill results have confirmed the continuity of both the North and South Trends of the Wesmeg zone and extended them in all directions.

Through the end of May 2011, 66 exploration holes (16,092 metres) have been drilled at Wesmeg.  The location of this zone is shown on the linked local geology map.

Meliadine Local Geology Map

Link to image - http://www.agnico-eagle.com/Theme/Agnico2/files/PRImages/2011/Meliadine_Local_Geology_Map_v001_q7r868.jpg

The deposit consists of a North Trend and a South Trend, each with multiple mineralized lenses.  The initial Wesmeg resource is contained in approximately 500 metres of strike length in the North Trend, and contains 1.0 million tonnes grading 4.45 g/t gold (or 143,000 ounces of gold(1)) in the inferred category, as of December 31, 2010.

Both Trends are open at depth and along strike to the east and west.  A new gold resource estimate for Wesmeg is expected to be released in the third quarter of 2011.

(1)  Please see the cautionary “Notes to Investors Regarding the Use of Resources”

Wesmeg Composite Longitudinal Section

Link to image — http://www.agnico-eagle.com/Theme/Agnico2/files/PRImages/2011/Wesmeg_Composite_Longitudinal_Section_v001_x428n5.jpg

Wesmeg North Trend Extended at Depth and Along Strike

The North Trend hosts multiple parallel lenses within a 50-metre-thick rock sequence.

Most of the recent North Trend drilling intersected gold outside of the current resource envelope.  Drill hole M-11-1026 had several good intersections including 5.72 g/t gold over a true thickness of 9.4 metres at a depth of 160 metres below surface.  Drill hole M-11-1031 intersected 3.39 g/t gold over a true thickness of 6.5 metres at a depth of 60 metres below surface, and 3.38 g/t gold over 8.2 metres at a depth of 160 metres below surface.

As shown on the local geology map, drill hole M-11-1048 and drill hole M-11-1073 have intercepted gold approximately 1.4 kilometres and 900 metres to the east of the current gold resource, respectively.  M-11-1048 intersected 4.09 g/t gold over a true thickness of 7.6 metres at a depth of 140 metres below surface, while M-11-1073 intersected 3.7 g/t gold over a true thickness of 5.3 metres at a depth of 25 metres below surface.

In addition, approximately 100 metres to the west of the resource, drill hole M-11-1034 intersected 3.46 g/t gold over a true thickness of 9.7 metres close to surface.

North Trend gold mineralization is now estimated to be more than 2.1 kilometres long and from 3 metres to 20 metres thick, extending from surface to a depth of 200 metres.

The following table presents some of the more significant results from Wesmeg’s North Trend.

Drill Hole	From (metres)	To (metres)	Estimated True Width (metres)	Gold (g/t) (cut) *
M-11-1026	141.0	144.0	2.9	7.56
and	224.0	234.0	9.4	5.72
and	274.0	281.0	6.6	3.26
including	274.0	277.0	2.8	5.04
M-11-1031	86.0	92.8	6.5	3.39
and	225.0	233.8	8.2	3.38
M-11-1034	11.5	21.5	9.7	3.46
M-11-1048	189.0	204.8	15.0	2.42
including	189.0	197.0	7.6	4.09
M-11-1073	34.0	39.5	5.3	3.70

* Holes at Wesmeg deposit use a cutting factor of 23.0 g/t gold.

Wesmeg South Trend Mineralization Extended

Drill results on Wesmeg’s South Trend have demonstrated continuity of the mineralization and encountered significant high-grade intercepts.  The most significant intercept was encountered by drill hole M-11-1040 which intersected 9.15 g/t over a true thickness of 7.7 metres at a depth of 30 metres below surface.  Drill hole M-11-1027 intersected 6.87 g/t gold over a true thickness of 4.7 metres at a depth of 164 metres below surface.  This is located approximately 130 metres below the previously reported drill hole M-11-1004 which intersected 6.54 g/t gold over a true thickness of 6.0 metres at a depth of 30 metres below surface.  Drill hole M-11-1054 extended the known mineralization by an additional 250 metres to the east, intersecting 2.31 g/t gold over a true thickness of 5.7 metres at a depth of 70 metres below surface and 2.58 g/t gold over a true thickness of 9.0 metres at a depth of 120 metres below surface.

The South Trend is estimated to be approximately 600 metres long and from 3 metres to 14 metres thick, extending from surface to a depth of more than 160 metres.

The following table presents the most significant results from the South Trend, which is not currently part of the Wesmeg gold resources.

Drill Hole	From (metres)	To (metres)	Estimated True Width (metres)	Gold (g/t) (cut) *
M-11-1004**	37.5	51.0	13.5	4.78
including	44.0	50.0	6.0	6.54
M-11-1027	230.0	235.0	4.7	6.87
M-11-1040	39.0	50.0	10.6	7.02
including	41.0	49.0	7.7	9.15
M-11-1054	99.0	105.0	5.7	2.31
and	163.5	173.0	9.0	2.58
including	170.6	173.0	2.3	8.75

*Holes at Wesmeg deposit use a cutting factor of 23.0 g/t gold.

** Hole M-11-1004 results previously released on April 28, 2011

These results continue to confirm the potential of both Trends of the Wesmeg Zone along strike and at depth.  This continued success suggests the possibility for one or more satellite zones and is particularly encouraging given their proximity to the main Tiriganiaq deposit.

Meliadine Exploration Program to Be Expanded

To date, almost 40,000 metres of a planned 90,000 metres have been drilled in 2011.  For the remainder of 2011, the focus of the drill program will be to continue resource conversion and expand the resource envelopes at the Tiriganiaq, Wolf, F Zone, Pump, and Wesmeg zones, as well as to initiate regional exploration drilling on new target areas.  It is anticipated that the successful exploration results to date on both North and South Trends at Wesmeg will result in a meaningful resource increase at Meladine, which will be part of a resource update in the third quarter of 2011.  Based on the exploration results to date, planning is underway to dramatically increase the drill program in 2012.  In addition, a study on accelerating the development installation of the underground ramp is nearing completion and a decision to proceed is expected in the third quarter.  This ramp will provide additional drill platforms which will facilitate better access to drill the high-grade Tiriganiaq zone and the continuity of Wesmeg’s extension at depth.

Several large-scale production scenarios are being studied with different combinations of open pit and underground ore volumes, with daily tonnage rates varying from 6,500 tonnes per day to greater than 10,000 tonnes per day.  A production decision on Meliadine is expected in 2013.

About Agnico-Eagle

Agnico-Eagle is a long established, Canadian headquartered, gold producer with operations located in Canada, Finland and Mexico, and exploration and development activities in Canada, Finland, Mexico and the United States.  The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales and maintains a corporate strategy based on increasing shareholders exposure to gold, on a per share basis.  It has paid a cash dividend for 29 consecutive years.

www.agnico-eagle.com

Detailed Mineral Reserve and Resource Data (as at December 31, 2010)

	Au	Ag	Cu	Zn	Pb	Au (000s	Tonnes
Category and Operation	(g/t)	(g/t)	(%)	(%)	(%)	oz.)	(000s)
Proven Mineral Reserve
Goldex (underground)	1.87					890	14,804
Kittila (open pit)	4.19					53	395
Kittila (underground)	6.00					2	8
Kittila total proven	4.23					55	403
Lapa (underground)	7.24					261	1,122
LaRonde (underground)	2.36	55.17	0.26	2.78	0.32	366	4,838
Meadowbank (open pit)	3.13					85	839
Pinos Altos (open pit)	0.89	13.26				31	1,078
Pinos Altos (underground)	2.52	78.68				144	1,786
Pinos Altos total proven	1.90	54.06				175	2,864
Subtotal Proven Mineral Reserve	2.29					1,832	24,869
Probable Mineral Reserve
Goldex (underground)	1.62					676	12,990
Kittila (open pit)	5.28					281	1,657
Kittila (underground)	4.61					4,544	30,672
Kittila total probable	4.64					4,826	32,329
Lapa (underground)	7.56					416	1,709
LaRonde (underground)	4.63	23.99	0.28	0.90	0.07	4,452	29,892
Meadowbank (open pit)	3.18					3,402	33,259
Meliadine (open pit)	6.91					953	4,287
Meliadine (underground)	9.89					1,647	5,180
Meliadine total probable	8.54					2,600	9,467
Pinos Altos (open pit)	1.98	45.34				1,083	16,987
Pinos Altos (underground)	2.58	79.64				2,013	24,311
Pinos Altos total probable	2.33	65.53				3,096	41,298
Subtotal Probable Mineral Reserve	3.76					19,467	160,944
Total Proven and Probable Mineral Reserves	3.57					21,299	185,813

	Au	Ag	Cu	Zn	Pb	Tonnes
Category and Operation	(g/t)	(g/t)	(%)	(%)	(%)	(000s)
Indicated Mineral Resource
Bousquet (underground)	5.63					1,704
Ellison (underground)	5.68					415
Goldex (underground)	1.77					8,273
Kittila (underground)	2.41					15,348
Lapa (underground)	4.10					1,770
LaRonde (underground)	1.89	23.96	0.12	1.36	0.13	6,933
Meadowbank (open pit)	1.40					23,441
Meadowbank (underground)	4.39					2,318
Meadowbank total indicated	1.67					25,759
Meliadine (open pit)	5.25					1,968
Meliadine (underground)	5.20					6,839
Meliadine total indicated	5.21					8,807
Pinos Altos (open pit)	0.88	12.42				15,832
Pinos Altos (underground)	1.25	35.76				9,789
Pinos Altos total indicated	1.02	21.34				25,621
Swanson (open pit)	1.93					504
Total Indicated Resource	2.10					95,135

	Au	Ag	Cu	Zn	Pb	Tonnes
Category and Operation	(g/t)	(g/t)	(%)	(%)	(%)	(000s)
Inferred Mineral Resource
Bousquet (open pit)	1.87					18,798
Bousquet (underground)	7.45					1,667
Bousquet total inferred	2.32					20,464
Ellison (underground)	5.81					786
Goldex (underground)	1.67					25,813
Kittila (open pit)	3.71					362
Kittila (underground)	2.44					7,958
Kittila total inferred	2.50					8,320
Kuotko, Finland (open pit)	3.24					1,116
Kylmäkangas, Finland (underground)	4.07					1,924
Lapa (underground)	8.27					454
LaRonde (underground)	3.72	12.24	0.27	0.48	0.05	11,526
Meadowbank (open pit)	1.85					9,393
Meadowbank (underground)	5.62					824
Meadowbank total inferred	2.15					10,218
Meliadine (open pit)	4.86					2,388
Meliadine (underground)	7.47					9,446
Meliadine total inferred	6.94					11,834
Pinos Altos (open pit)	0.87	17.34				21,913
Pinos Altos (underground)	2.38	59.24				3,744
Pinos Altos total inferred	1.09	23.46				25,657
Total Inferred Resource	2.59					118,111

Tonnage amounts and contained metal amounts presented in this table have been rounded to the nearest thousand. Reserves are not a sub-set of resources. No measured resources were estimated.

Forward-Looking Statements

The information in this news release has been prepared as at June 27, 2011. Certain statements contained in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”. When used in this document, words such as “anticipate”, “expect”, “estimate,” “forecast,”

“planned”, “will”, “likely”, “schedule” and similar expressions are intended to identify forward-looking statements.

Such statements include without limitation: the Company’s forward-looking production guidance, including estimated ore grades, project timelines, drilling results, orebody configurations, metal production, life of mine trends, commencement of production estimates, the estimated timing of scoping and other studies, recovery rates, mill throughput, and projected exploration and capital expenditures, including costs and other estimates upon which such projections are based; the Company’s goal to increase its mineral reserves and resources; and other statements and information regarding anticipated trends with respect to the Company’s operations, exploration and the funding thereof. Such statements reflect the Company’s views as at the date of this press release and are subject to certain risks, uncertainties and assumptions. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico-Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico-Eagle contained in this news release, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis and the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 (“Form 20-F”) as well as: that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural occurrences, equipment failures, accidents, political changes, title issues or otherwise; that permitting, production and expansion at each of Agnico-Eagle’s mines and growth projects proceeds on a basis consistent with current expectations, and that Agnico-Eagle does not change its plans relating to such projects; that the exchange rate between the Canadian dollar, European Union euro, Mexican peso and the United  States dollar will be approximately consistent with current levels or as set out in this news release; that prices for gold, silver, zinc, copper and lead will be consistent with Agnico-Eagle’s expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico-Eagle’s current expectations; that Agnico-Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and metal recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s byproduct metal derivative strategies. For a more detailed discussion of such risks and other factors, see the Form 20-F, as well as the Company’s other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission (the “SEC”). The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information, except as required by law. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Certain of the foregoing statements, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, recoveries, mining methods, capital costs, total cash costs, minesite costs, and location of surface infrastructure.  Actual results and final decisions may be materially different from those currently anticipated.

Notes to Investors Regarding the Use of Resources

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This news release uses the terms “measured resources” and “indicated resources”. We advise investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This press release also uses the term “inferred resources”. We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific and Technical Data

Agnico-Eagle Mines Limited is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Cautionary Note To U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Agnico-Eagle uses certain terms in this press release, such as “measured”, “indicated”, and “inferred”, and “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, which may be obtained from us, or from the SEC’s website at: http://sec.gov/edgar.shtml.  A “final” or “bankable” feasibility study is required to meet the requirements to designate reserves under Industry Guide 7.

Estimates for all properties were calculated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC Industry Guide 7.  Industry Guide 7 requires the use of prices that reflect current economic conditions at the time of reserve determination, which the Staff of the SEC has interpreted to mean historic three-year average prices.  The assumptions used for the mineral reserves and resources estimates reported by the Company on February 16, 2011 were based on three-year average prices for the period ending December 31, 2010 of $1,024 per ounce gold, $16.62 per ounce silver, $0.86 per pound zinc, $2.97 per pound copper, $0.90 per pound lead and C$/US$, US$/Euro and MXP/US$ exchange rates of 1.08, 1.40 and 12.43, respectively.

The Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”) requires mining companies to disclose reserves and resources using the subcategories of “proven” reserves, “probable” reserves, “measured” resources, “indicated” resources and “inferred” resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. A probable mineral reserve is the economically mineable part of an indicated mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.

A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A Feasibility Study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

The mineral reserves presented in this disclosure are separate from and not a portion of the mineral resources.

Property/Project name and location	Qualified Person responsible for the current Mineral Resource and Reserve Estimate and relationship to Agnico-Eagle	Qualified Person responsible for Exploration and relationship to Agnico-Eagle	Date of most recent Technical Report (NI 43- 101) filed on SEDAR
LaRonde, Bousquet & Ellison, Quebec, Canada	François Blanchet Ing., LaRonde Division Superintendent of geology	François Blanchet Ing., LaRonde Division Superintendent of geology	March 23, 2005
Kittila, Kuotko and Kylmakangas, Finland	Daniel Doucet, Ing., Corporate Director of Geology	Marc Legault P.Eng., VP Project Development	March 4, 2010
Pinos Altos, Chihuahua, Mexico. Swanson, Quebec, Canada	Dyane Duquette, P.Geo., Superintendent of geology, Technical Services Group	Mine site: Dyane Duquette, P.Geo.; Regional: Roger Doucet, P.Geo., Exploration manager for Mexico	March 25, 2009
Meadowbank, Nunavut, Canada	Bruno Perron P.Eng., Meadowbank Superintendent of geology	Mine site: Bruno Perron P.Eng., Meadowbank Division Superintendent of geology; Regional: Guy Gosselin Ing., Exploration manager for Canada	December 15, 2008
Goldex, Quebec, Canada	Richard Genest, Ing., Goldex Division Superintendent of geology	Richard Genest, Ing., Goldex Division Superintendent of geology	October 27, 2005
Lapa, Quebec, Canada	Normand Bédard, P.Geo., Lapa Division Superintendent of geology	Normand Bédard, P.Geo., Lapa Division Superintendent of geology	June 8, 2006
Meliadine, Nunavut, Canada	Dyane Duquette, P.Geo., Superintendent of geology, Technical Services Group	Denis Vaillancourt, P.Geo., Exploration manager for eastern Canada	March 8, 2011

The effective date for all of the Company’s mineral resource and reserve estimates in this press release is December 31, 2010. Additional information about each of the mineral projects that is required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4 (a),

(c) and (d) can be found in the Technical Reports referred to above, which may be found at www.sedar.com. Other important operating information can be found in the Company’s Form 20-F and its news releases dated December 15, 2010 and February 16, 2011.

The contents of this press release have been prepared under the supervision of, and reviewed by, Marc Legault P.Eng., Vice-President Project Development and a “Qualified Person” for the purposes of NI 43-101.